Exhibit 99.18

First Phosphate Signs Agreement with Port

Saguenay to Establish Phosphoric Acid Plant

Saguenay, Quebec--(Newsfile Corp. - July 18, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) announces that it has finalized an industrial land option agreement with Port of Saguenay (the “Port”) located in Saguenay, Quebec, Canada (the “Agreement”).

The Agreement marks progress on the memorandum of understanding (“MOU”) signed between the Company and the Port on October 12, 2022. Under the Agreement, First Phosphate has the exclusive right to enter into a definitive land lease with the Port by December 31, 2027, subject to various financial and development milestones and prior to anticipated facility construction beginning in 2028.

The Agreement covers lands where the Company plans to develop a phosphoric acid plant using advanced clean technology from Prayon SA of Belgium and to be implemented by international engineering firm Ballestra S.pA. of Italy. These lands offer strategic benefits and a competitive position, including:

●	Direct rail and vessel access to North American and global markets, especially to the company’s European offtakers

●	Access to large-scale industrial infrastructure, utilities and expansion lands

●	Eventual vertical integration between upstream phosphoric acid and downstream LFP battery material production

The Agreement was signed today in Montreal at the premises of the Wallonia Export & Investment Agency (“AWEX”). In attendance for the signing were:

Claude Guay, Member of Parliament for LaSalle-Émard-Verdun, Parliamentary Secretary to the Minister of Energy and Natural Resources, Canada

Mario Simard, Member of Parliament for Jonquière, Vice-Chair, Standing Committee on Natural Resources, Canada

Andrée Laforest, Deputy, Chicoutimi, Minister of Municipal Affairs and Housing, Government of Quebec

François Tremblay, Deputy, Dubuc, Government of Quebec

Anne Defourny, Trade/Investment Counsellor, Wallonia Export & Investment Agency

Carl Laberge, President and Board Chair, Port Saguenay

John Passalacqua, CEO, First Phosphate Corp.

David Dufour, Executive Vice-President, First Phosphate Corp.

Signing of Agreement between Port Saguenay and First Phosphate, in Montreal, at Wallonia Export & Investment Agency

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8917/259192_26de631ed464e9de_001full.jpg

“Our government’s ongoing investments in Port Saguenay will enable companies such as First Phosphate to process phosphate into phosphoric acid right here in Saguenay. We continue our efforts to ensure that our infrastructure is up to par for attracting businesses to the port and to our surrounding communities. We remain proactive and positive for our Saguenay-Lac-Saint-Jean region,” said Andrée Laforest, Member of Parliament for Chicoutimi, Minister of Municipal Affairs and Minister responsible for the Saguenay-Lac-Saint-Jean region, and François Tremblay, Member of Parliament for Dubuc.

“The new Government of Canada supports the development of critical minerals and the infrastructure needed to support them. Phosphate has been included by the federal government in the Canadian list of critical minerals to open doors for phosphate projects across Canada. This agreement demonstrates the economic opportunities these minerals bring to Canada and Quebec in the production and processing of critical minerals. We thank First Phosphate and the Port of Saguenay for their work in pursuing these opportunities. By working together, we will build the strongest economy in the G7,” said Claude Guay, Member of Parliament for LaSalle-Émard-Verdun and Parliamentary Secretary to the Minister of Energy and Natural Resources.

“I am delighted with today’s announcement: this is a major project for both the region and the whole of Quebec. Today, Saguenay-Lac-Saint-Jean is carving out a place for itself in the battery industry, and not just any place. This project is a symbol of sustainable economic development and is in line with our commitment to promoting projects that contribute to the energy transition,” said Mario Simard, Member of Parliament for Jonquière and Bloc Québécois spokesperson for Natural Resources.

“This agreement with First Phosphate confirms Saguenay’s central role in the development of the critical minerals sector in both Quebec and Canada,” said Saguenay Mayor Julie Dufour. “With our industrial infrastructure, strategic access to rail and maritime networks, and our strong commitment to welcoming innovative projects, Saguenay is proving its ability to attract major investment. This project aligns with our ambition to establish Saguenay as a key economic hub in northeastern Canada.”

“This agreement with First Phosphate confirms the strategic advantages and role of the Port of Saguenay as a natural logistics hub in northeastern Canada for the development of the critical minerals sector. It follows major investments and infrastructure projects currently underway in its industrial port zone and is in line with the collaboration agreement recently signed with North Sea Port, a strategic port area in Europe,” said Mr. Carl Laberge, President and CEO of Port Saguenay. “This agreement represents a significant step forward for economic diversification and the establishment of a promising industrial sector for Quebec and Canada.”

To view details on the facilities at Port Saguenay, please see: https://youtu.be/_mQZfQdA8Yw

Signature of Agreement between Port Saguenay and First Phosphate, in Saguenay, at Port Saguenay

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8917/259192_26de631ed464e9de_002full.jpg

About First Phosphate Corp

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company dedicated to producing high-purity phosphate for the LFP battery industry. The Company’s vertically integrated approach connects sustainable phosphate mining in Quebec with North American battery supply chains, targeting the energy storage, data center, robotics, mobility, and defense sectors. First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean is one of North America’s rare igneous phosphate resources, yielding high-purity phosphate with minimal impurities.

About Port Saguenay

The Saguenay Port authority (SPA), also known as the “Port of Saguenay”, is an autonomous federal public enterprise incorporated under the Canada Marine Act in 1999. It is one of the 17 Canadian Port Authorities (CPAs), recognized for its strategic importance and its contribution to the country’s economy. Located in the heart of Saguenay-Lac-St-Jean industrial region, the Port of Saguenay is a natural gateway to Northern Quebec and its extensive natural resources. Accessible all year round, its deep-water marine facilities are capable of accommodating some of the world’s largest ships. Accessible directly from major North American rail and highway networks, the Port is also renowned for the quality and availability of its infrastructure.

About the Walloon Export & Investment Agency in Quebec

The Wallonia Export and Investment Agency (“AWEX”) is a public interest organization created by the Walloon Region in 1998. It is the key partner for any Walloon company wishing to expand internationally and acts as a one-stop shop for any foreign company interested in establishing a presence in Wallonia. AWEX has maintained an office in Montreal for many years to strengthen trade relations between Wallonia and Quebec. It works in collaboration with the General Delegation Wallonia-Brussels based in Quebec City and the Embassy of Belgium in Ottawa.

For additional information, please contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tél: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forwardlooking statements” and “forward-looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward-looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American supply chains, the Company’s plans relating to the design, build, operation and maintenance of the Bégin-Lamarche Phosphate Mine (and the possibility of eventual economic extraction of minerals from therefrom); the Company’s entering into of a definitive land lease for one or both of the Phase 1 and Phase 2 lands and the achievement of preconditions thereto; the achievement and completion of all required steps, including, without limitation, access to financing, and regulatory and environmental approvals, to build and operate a phosphoric acid and gypsum valorization facility, and lithium iron phosphate (LFP) cathode active material (CAM) production facility; the vertical integration between upstream phosphoric acid and downstream LFP CAM production; and the Company’s access to international markets and any future partner co-location.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024, as well as: there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; government relations and actions being consistent with Company expectations.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated June 27, 2025 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR+ at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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